SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 25, 2009

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

- Investor Relations Release -

Novartis gains rights to two oral targeted investigational therapies focusing on patients with life-threatening blood disorders and cancers

•                  Ex-US rights acquired for JAK inhibitor INCB18424 in Phase III development as first-in-class treatment for myelofibrosis, a life-threatening blood disorder

•                  Global rights acquired for early-stage cMET inhibitor INCB28060 targeting tumor invasion and drug resistance in certain cancers including gastric, kidney and lung

•                  Novartis to make payments of USD 150 million upfront and first milestone of USD 60 million; Incyte eligible for milestone payments and royalties on future sales

Basel, November 25, 2009 — Novartis has gained exclusive rights to two oral targeted investigational therapies for patients with a range of life-threatening blood disorders and cancers that currently do not have effective treatment options.

Under a licensing agreement with Incyte Corporation, Novartis will have responsibility for the future development of Incyte’s investigational JAK inhibitor outside the US and for future development of an early-stage cMET inhibitor globally.

•                  The lead compound is a Janus kinase (JAK) inhibitor with the investigational name INCB18424. This oral targeted therapy is in Phase III clinical trials for the treatment of myelofibrosis, a life-threatening neoplastic condition with no effective medical treatment(1) that is characterized by varying degrees of bone marrow failure, splenomegaly (enlarged spleen) and debilitating symptoms. INCB18424 has the potential of becoming a first-in-class therapeutic agent for the treatment of this and other hematologic diseases.

•                  The second compound covered in the licensing agreement, a mesenchymal-epithelial transition factor kinase (cMET) inhibitor with the investigational name INCB28060, is entering Phase I development. Compounds in this class are envisioned to become effective cancer therapies through their ability to block molecular signals leading to tumor cell angiogenesis, proliferation, survival, invasion and metastasis. Multiple cancers have shown to be dependent on activation of molecular signals by genetic alterations of the cMET gene(2).  Emerging evidence indicates that cMET inhibition may be useful in the treatment of certain cancers, including gastric and kidney cancer(2), and may help to overcome resistance to some targeted therapies, such as gefitinib in non-small cell lung cancer(3).

“A key Novartis priority is to bring innovative medicines to patients as quickly as possible,” said David Epstein, President and CEO, Novartis Oncology and Novartis Molecular Diagnostics. “This agreement leverages these two promising investigational drugs with Novartis Oncology’s global development and commercialization expertise and our wide range of multi-targeted approaches to cancer treatment.”

Terms of the agreement

Novartis will make an upfront payment of USD 150 million to Incyte and a first milestone payment of USD 60 million for initiation of the European Phase III trial of the JAK inhibitor INCB18424 that began in July of this year. The agreement covers ex-US commercialization rights for the JAK inhibitor and global commercialization rights for the cMET inhibitor INCB28060. Each company will be responsible for costs in their respective territories for the JAK inhibitor, with costs of collaborative studies shared equally.  Novartis will be responsible for all costs and activities for the cMET inhibitor after the Phase I clinical trial. After the first milestone, Incyte will be eligible for additional payments based on achieving defined development and commercialization milestones and to receive royalties on future sales. Incyte also has an option to co-promote the cMET inhibitor in the US and to participate in the cMET inhibitor’s global development.

Disclaimer

This release contains certain forward-looking statements relating to the exclusive agreement concluded between Novartis and Incyte. Such forward-looking statements are not historical facts and can generally be identified by the use of forward-looking terminology such as “to make,” “eligible,” “will,” “potential,” “about to enter,” “envisioned to become,” “may,” “promising,” or similar expressions, or by express or implied discussions regarding potential future sales or earnings of Novartis; or by discussions of strategy, plans, expectations or intentions or potential synergies, strategic benefits or opportunities that may result from the proposed acquisition. Such forward-looking statements reflect the current plans, expectations, objectives, intentions or views of Novartis with respect to future events and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. In particular, there can be no guarantee that the proposed acquisition will be completed in the expected form or within the expected time frame or at all. Nor can there be any guarantee that Novartis will achieve any particular future financial results or future growth rates or that Novartis will be able to realize any of the potential synergies, strategic benefits or opportunities as a result of the proposed acquisition. Among other things, the expectations of Novartis could be affected by unexpected regulatory actions or delays or government regulation generally, as well as other risks and factors referred to in Novartis AG’s Forms 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

About Novartis

Novartis provides healthcare solutions that address the evolving needs of patients and societies. Focused solely on healthcare, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, cost-saving generic pharmaceuticals, preventive vaccines, diagnostic tools and consumer health products. Novartis is the only company with leading positions in each of these areas. In 2008, the Group’s continuing operations achieved net sales of USD 41.5 billion and net income of USD 8.2 billion. Approximately USD 7.2 billion was invested in R&D activities throughout the Group. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 99,000 full-time-equivalent associates and operate in more than 140 countries around the world. For more information, please visit http://www.novartis.com.

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References:

(1)          Hellman AJ. Myeloproliferative syndromes: diagnosis and therapeutic options. Pol Arch Med Wewn. 2008;118:756-759.

(2)          Gentile A, Trusolino L, Comoglio PM. The Met tyrosine kinase receptor in development and cancer. Cancer Metastasis Rev. 2008 Mar;27(1):85-94.

(3)          Zucali PA, Ruiz MG, Giovannetti E, et al. Role of cMET expression in non-small-cell lung cancer patients treated with EGFR tyrosine kinase inhibitors. Ann Oncol. 2008 Sep;19(9):1605-12.

Novartis Media Relations

Central media line : +41 61 324 2200

Eric Althoff Novartis Global Media Relations +41 61 324 7999 (direct) +41 79 593 4202 (mobile) eric.althoff@novartis.com	Kim Fox Novartis Oncology +1 862 778-7692 (direct) kim.fox@novartis.com

e-mail: media.relations@novartis.com

Novartis Investor Relations

Central phone:	+41 61 324 7944
Ruth Metzler-Arnold	+41 61 324 9980	North America:
Pierre-Michel Bringer	+41 61 324 1065	Richard Jarvis	+1 212 830 2433
John Gilardi	+41 61 324 3018	Jill Pozarek	+1 212 830 2445
Thomas Hungerbuehler	+41 61 324 8425	Edwin Valeriano	+1 212 830 2456
Isabella Zinck	+41 61 324 7188

e-mail: investor.relations@novartis.com		e-mail: investor.relations@novartis.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: November 25, 2009	By:	/s/ MALCOLM B. CHEETHAM

	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial
Reporting and Accounting